LAW FIRM

4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com
Kirstin Pace Salzman DIRECT: (816) 983-8316	DIRECT FAX: (816) 983-8080 E-MAIL: ksalzman@blackwellsanders.com
January 26, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel
Re:	Proxy Statement for Tortoise Energy Infrastructure Company (“TYG”), Tortoise Energy Capital Corporation (“TYY”), and Tortoise North American Energy Corporation (“TYN,” and together with TYG and TYY, the “Companies”)
To the Commission:
On January 9, 2007, the Companies filed with the Securities and Exchange Commission (the “Commission”) a preliminary joint proxy statement (the “Preliminary Proxy Statement”) pursuant to Section 14 of the Securities Exchange Act of 1934.
The Companies received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”) on January 12, 2007. The Companies are filing concurrently herewith their definitive proxy statement (the “Definitive Proxy Statement”). A summary of each oral comment from the Staff has been included in this letter for your reference, and the Companies’ response is presented below each comment. All capitalized terms used but not defined in this letter have the meanings assigned to them in the Definitive Proxy Statement.
1.	Comment: Under Proposal Two, there does not appear to be columns setting forth TYN’s NAV and closing price as of the last day of each of its fiscal quarters since inception.
Response: The Companies have confirmed that such columns do appear in the Preliminary Proxy Statement as filed on EDGAR and confirm that such columns will appear in the Definitive Proxy Statement.
KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OVERLAND PARK, KANSAS • OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI • EDWARDSVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM

AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Larry L. Greene
Securities and Exchange Commission
January 26, 2006

2.	Comment: Please clarify in the disclosure whether the 1% dilution is calculated on a per issuance basis or if it is calculated on an aggregate basis.
Response: The Companies confirm that the 1% dilution will be calculated on a per issuance basis and have revised the disclosure as requested.
3.	Comment: Please state affirmatively that there is no limit on the number of offerings that can be conducted at below NAV.
Response: The disclosure has been revised as requested.
4.	Comment: Please add a statement that, if approved, the authorization to issue shares below NAV will only last for one year.
Response: The requested disclosure is contained in the Preliminary Proxy Statement as the last sentence of the first paragraph under Proposal Two, and the Companies confirm that it will be contained in the Definitive Proxy Statement.
5.	Comment: Please disclose the impact of below NAV issuances of common stock on each Company’s expense ratio.
Response: The requested disclosure has been added.
6.	Comment: Please disclose whether the board will evaluate after the fact whether issuances of common stock below NAV achieved their desired result.
Response: The requested disclosure has been added.
7.	Comment: Please clarify that Proposal Two must be approved by both the affirmative vote of a majority of stockholders of record and the affirmative vote of a majority of the votes cast by the holders of common stock and the holders of preferred stock, voting together as a single class.
Response: The requested disclosure has been added.
8.	Comment: Please confirm that the language that reads “This proxy, when properly executed, will be voted in a manner directed herein and, absent direction, will be voted “FOR” the proposals” is in bold.

Larry L. Greene
Securities and Exchange Commission
January 26, 2006

Response: The Companies have confirmed that this language is in bold on all of the proxy cards, except the proxy card for the TYN preferred shareholders, in the EDGAR file submitted and hereby confirm that it will be in bold on all proxy cards in the Definitive Proxy Statement.
On behalf of each Company with respect to each Definitive Proxy Statement filed, we acknowledge that:
•	each Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	each Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely, /s/ Kirstin Pace Salzman Kirstin Pace Salzman
KPS/dg
Enclosures
cc:	Diane Bono – Tortoise Capital Advisors (w/encl.) Steven F. Carman, Esq. - Blackwell Sanders Peper Martin LLP (w/encl.)